K A LI A H KI RK L A ND LAW

February 2, 2021

PK Kirk, Inc.

2324 L Street, Suite 408

Sacramento, CA 95816 Mr. Kirkland:

In connection with the Regulation A offering of Preferred Stock for PK Kirk, Inc., dated February 2, 2021, please accept this letter as my opinion under the laws of the state of California as to the legality of the securities covered by the Offering Statement.

It is my opinion that under the laws of the state of California, the shares of Common Stock offered will, when sold, be legally issued, fully paid and non-assessable.

Very truly yours,

KALIAH KIRKLAND LAW

9245 Laguna Springs Blvd, Suite 200, Elk Grove, CA, 95758 | 916.826.6188  |

kaliah@kkirklandlaw.com